                                                       Exhibit 12(a)

             OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
     Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                            (In millions)

                                                    Three Months
                                                   Ended March 31,
                                                   ---------------
                                                   1996       1995
                                                   ----       ----
Earnings:

Income before taxes                              $ 69.8     $ 59.5

Add (deduct):

   Income taxes of 50% owned affiliates             0.6        1.2

   Equity in (income) losses of less than 50%
      owned affiliates                             (0.5)       0.9

   Interest capitalized, net of amortization         -         0.1

   Fixed charges as described below                15.6       15.5
                                                 ------     ------

         Total                                   $ 85.5     $ 77.2
                                                 ======     ======

Fixed Charges:

  Interest expense                               $ 10.4     $ 10.8

  Estimated interest factor in rent expense         5.2        4.7
                                                 ------     ------

         Total                                   $ 15.6     $ 15.5
                                                 ======     ======


  Ratio of earnings to fixed charges                5.5        5.0
                                                    ===        ===